Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-178381) of Finisar Corporation 401(k) Profit Sharing Plan of our report dated June 15, 2012, with respect to the statements of net assets available for benefits of Finisar Corporation 401(k) Profit Sharing Plan as of December 31, 2011 and 2010, the related statements of changes in net assets available for benefits for the year ended December 31, 2011, and the related supplemental Schedule H, line 4i-Schedule of Assets (held at end of year) as of December 31, 2011 and Schedule H, Line 4a - Schedule of Delinquent Participant Contributions, which report appears in the December 31, 2011 annual report on Form 11-K of the Finisar Corporation 401(k) Profit Sharing Plan.

/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

June 15, 2012